Mail Stop 4-6

								March 23, 2005

Declan French
Thinkpath, Inc.
201 Westcreek Boulevard
Brampton L6T 5S6 Ontario
CANADA

Via Facsimile:  905-460-3050

	Re:    	Thinkpath, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
		Filed on March 17, 2005
		File No. 1-14813

Dear Mr. French:

   We have reviewed your responses and have the following comments.

Proposal No. 5:  Approval of Amended Bylaws
1. If it is management`s view that there is no substantive difference between Bylaw No. 1 and Bylaw No. 1A except for the change in the quorum requirement, please revise the introductory paragraph under Proposal 5 to provide shareholders with a clear understanding as to the reasons for and the significance of adopting Bylaw No. 1A. As drafted, the first paragraph relates to the mechanics of the Business
Corporations Act of Ontario and the process by which Bylaw No. 1 was repealed and Bylaw No. 1A was made effective. Rather, the introductory paragraph should briefly state in lay terms why the board has chosen to update the bylaws at this time and should state explicitly management`s belief that there are no substantive changes affecting the rights of shareholders other than the change in the quorum requirement for conducting shareholder meetings.
2. In the same vein, consider retitling the proposal to reflect more accurately the change being proposed, i.e., ratify a new updated set of bylaws adopted by the board. As drafted, the title may suggest that the company`s bylaws are only being amended and not completely updated in the manner described.
3. We note your disclosure that the company has operated "for several years" with more than one director. We note further your disclosure that the articles of incorporation allowed a board of between one and ten directors whereas the bylaws` narrower provision called for a board composed of only one director. Please revise the disclosure to identify more precisely the period in which the company was governed by a board that varied from the bylaw requirements. Identify any significant actions taken by the board during that period and discuss the consequences, if any, of such actions by a board that varied from what the bylaws specified.
4. Finally, your discussion of the impact of the quorum requirement on shareholder rights does not appear to be complete. It would appear that the fact that only two shareholders holding at least an aggregate of 5% of the outstanding shares could result in the company`s never having to require proxy solicitations in order to conduct shareholder meetings. Moreover, where the passage of a proposal is conditioned on a plurality of votes cast or a simple majority vote, for example, the minimum votes required to approve the proposal is affected by the reduced quorum. One clear impact of this on shareholders that should be discussed is that the change in the quorum requirement will make it much easier for management to call meetings and conduct company business even when as few 5% of the outstanding shares are represented at a meeting. Please revise your discussion of the impact of the change in the quorum requirement to include a balanced discussion of the positive and negative effects on shareholders.

      Please direct any questions you may have to Maryse Mills-Apenteng at (202) 942-1861 or, in her absence, to the undersigned at
(202) 942-1818. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal